

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

James Spellmire
Chief Financial Officer
Fresh Vine Wine, Inc.
11500 Wayzata Blvd. #1147
Minnetonka, MN 55305

> **Re: Fresh Vine Wine, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2022**
> **File No. 333-269082**

Dear James Spellmire:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 30, 2022

Management, page 48

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Incorporation of Certain Information by Reference, page 56

2. It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, December 31, 2022, it therefore appears that you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your registration statement to include all disclosures required by Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan M. Gilbert